SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 1 March 2019

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Holding(s) in Company dated 15 February 2019
99.2	Holding(s) in Company dated 20 February 2019
99.3	Holding(s) in Company dated 20 February 2019
99.4	Director/PDMR Shareholding 22 February 2019
99.5	Holding(s) in Company dated 22 February 2019
99.6	Director/PDMR Shareholding dated 26 February 2019
99.7	Director/PDMR Shareholding dated 26 February 2019
99.8	Total Voting Rights dated 1 March 2019

Exhibit No: 99.1
TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		InterContinental Hotels Group PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name		BlackRock, Inc.
City and country of registered office (if applicable)		Wilmington, DE, USA
4. Full name of shareholder(s) (if different from 3.)
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached:		14/02/2019
6. Date on which issuer notified (DD/MM/YYYY):		15/02/2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	5.01%	0.59%	5.60%	181,232,051
Position of previous notification (if applicable)	4.98%	0.62%	5.61%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights			% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)		Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BHJYC057		9,085,792			5.01%

SUBTOTAL 8. A	9,085,792			5.01%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdate		Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending				682,218	0.37%
American Depository Receipt				43	0.00%

			SUBTOTAL 8. B 1	682,261	0.37%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	397,181	0.21%

			SUBTOTAL 8.B.2	397,181	0.21%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity(please add additional rows as necessary)
X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
See Attachment

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional information
BlackRock Regulatory Threshold Reporting Team James Michael 020 7743 3650

Place of completion	12 Throgmorton Avenue, London, EC2N 2DL, U.K.
Date of completion	15 February, 2019

Section 9 Attachment

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Australia Holdco Pty. Ltd.
BlackRock Investment Management (Australia) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Investment Management (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Fund Advisors

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Holdco 4, LLC
BlackRock Holdco 6, LLC
BlackRock Delaware Holdings Inc.
BlackRock Institutional Trust Company, National Association

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Advisors (UK) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock Capital Holdings, Inc.
BlackRock Advisors, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Lux Finco S.a.r.l.
BlackRock Japan Holdings GK
BlackRock Japan Co., Ltd.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock HK Holdco Limited
BlackRock Asset Management North Asia Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Canada Holdings LP
BlackRock Canada Holdings ULC
BlackRock Asset Management Canada Limited

BlackRock, Inc.
Trident Merger, LLC
BlackRock Investment Management, LLC

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock (Netherlands) B.V.

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock Finance Europe Limited
BlackRock Investment Management (UK) Limited
BlackRock Asset Management Deutschland AG

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock (Singapore) Limited

BlackRock, Inc.
BlackRock Holdco 2, Inc.
BlackRock Financial Management, Inc.
BlackRock International Holdings, Inc.
BR Jersey International Holdings L.P.
BlackRock Holdco 3, LLC
BlackRock Cayman 1 LP
BlackRock Cayman West Bay Finco Limited
BlackRock Cayman West Bay IV Limited
BlackRock Group Limited
BlackRock International Limited

Exhibit No: 99.2

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		InterContinental Hotels Group Plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation
Name		FMR LLC
City and country of registered office (if applicable)		Wilmington, USA
4. Full name of shareholder(s) (if different from 3.) See Section 9
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		18 February 2019
6. Date on which issuer notified (DD/MM/YYYY):		19 February 2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	5.92%	n/a	5.92%	181,232,051
Position of previous notification (if applicable)	5.67%	0.17%	5.84%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BHJYC057		10,740,968		5.92%

SUBTOTAL 8. A	10,740,968		5.92%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity(please add additional rows as necessary)
X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

The Crosby Company of New Hampshire LLC *
Crosby Advisors LLC

FMR LLC
FIAM Holdings LLC
FIAM LLC

FMR LLC
FIAM Holdings LLC
Fidelity Institutional Asset Management Trust Company

FMR LLC
Fidelity Management & Research Company
FMR Co., Inc.	5.16%	n/a	5.16%

FMR LLC
Fidelity Advisory Holdings LLC,
Strategic Advisers LLC

10. In case of proxy voting, please identify:
Name of the proxy holder	N/A
The number and % of voting rights held	N/A
The date until which the voting rights will be held	N/A

11. Additional informationxvi

* The Crosby Company of New Hampshire LLC is not a wholly owned subsidiary of FMR LLC. However due to the common control of FMR LLC and The Crosby Company of New Hampshire LLC, holdings have been aggregated for the purpose of this disclosure.

Place of completion	Dublin
Date of completion	19 February 2019

Exhibit No: 99.3

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		InterContinental Hotels Group Plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligationiv
Name		FMR LLC
City and country of registered office (if applicable)		Wilmington, USA
4. Full name of shareholder(s) (if different from 3.) See Section 9
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached:		19 February 2019
6. Date on which issuer notified (DD/MM/YYYY):		20 February 2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	5.73%	0.19%	5.92%	181,232,051
Position of previous notification (if applicable)	5.92%	n/a	5.92%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BHJYC057		10,395,278		5.73%

SUBTOTAL 8. A	10,395,278		5.73%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Stock Loan			345,690	0.19%

		SUBTOTAL 8. B 1	345,690	0.19%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity(please add additional rows as necessary)
X
Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

The Crosby Company of New Hampshire LLC *
Crosby Advisors LLC

FMR LLC
FIAM Holdings LLC
FIAM LLC

FMR LLC
FIAM Holdings LLC
Fidelity Institutional Asset Management Trust Company

FMR LLC
Fidelity Management & Research Company
FMR Co., Inc.			5.16%

FMR LLC
Fidelity Advisory Holdings LLC,
Strategic Advisers LLC

10. In case of proxy voting, please identify:
Name of the proxy holder	N/A
The number and % of voting rights held	N/A
The date until which the voting rights will be held	N/A

11. Additional information

* The Crosby Company of New Hampshire LLC is not a wholly owned subsidiary of FMR LLC. However due to the common control of FMR LLC and The Crosby Company of New Hampshire LLC, holdings have been aggregated for the purpose of this disclosure.

Place of completion	Dublin
Date of completion	20 February 2019

Exhibit No: 99.4

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 20  February 2019 the following shares were transferred, pursuant to the vesting of shares under the Company's 2016/18 Long Term Incentive Plan, following adjustments for tax and social security withholdings, to the following PDMRS:

Name of PDMR	Number of shares transferred
Keith Barr	7,333
Paul Edgecliffe-Johnson	8,848
Elie Maalouf	8,410
Jolyon Bulley	3,783
Yasmin Diamond	3,412
Nicolette Henfrey	2,315
Kenneth Macpherson	5,478
Ranjay Radhakrishnan	3,907
George Turner	5,693

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Barr
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2015/17 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	7,333
d)	Aggregated information - Aggregated volume - Price - Aggregated total	7,333 Nil consideration Nil consideration
e)	Date of the transaction	2019-02-20
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Edgecliffe-Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2015/17 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	8,848
d)	Aggregated information - Aggregated volume - Price - Aggregated total	8,848 Nil consideration Nil consideration
e)	Date of the transaction	2019-02-20
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Elie Maalouf
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Americas
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2015/17 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	8,410
d)	Aggregated information - Aggregated volume - Price - Aggregated total	8,410 Nil consideration Nil consideration
e)	Date of the transaction	2019-02-20
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jolyon Bulley
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Greater China
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2015/17 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,783
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,783 Nil consideration Nil consideration
e)	Date of the transaction	2019-02-20
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Yasmin Diamond
2	Reason for the notification
a)	Position/status	Executive Vice President, Global Corporate Affairs
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2015/17 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,412
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,412 Nil consideration Nil consideration
e)	Date of the transaction	2019-02-20
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Nicolette Henfrey
2	Reason for the notification
a)	Position/status	Executive Vice President, General Counsel
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2015/17 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,315
d)	Aggregated information - Aggregated volume - Price - Aggregated total	2,315 Nil consideration Nil consideration
e)	Date of the transaction	2019-02-20
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Macpherson
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Europe, Middle East, Asia and Africa
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2015/17 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	5,478
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,478 Nil consideration Nil consideration
e)	Date of the transaction	2019-02-20
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ranjay Radhakrishnan
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2015/17 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	3,907
d)	Aggregated information - Aggregated volume - Price - Aggregated total	3,907 Nil consideration Nil consideration
e)	Date of the transaction	2019-02-20
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	George Turner
2	Reason for the notification
a)	Position/status	Chief Commercial & Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's 2015/17 Long Term Incentive Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	5,693
d)	Aggregated information - Aggregated volume - Price - Aggregated total	5,693 Nil consideration Nil consideration
e)	Date of the transaction	2019-02-20
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.5

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached ii		InterContinental Hotels Group Plc
1b. Please indicate if the issuer is a non-UK issuer ( please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Details of person subject to the notification obligation iv
Name		FMR LLC
City and country of registered office (if applicable)		Wilmington, USA
4. Full name of shareholder(s) (if different from 3.) See Section 9
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reached vi		21 February 2019
6. Date on which issuer notified (DD/MM/YYYY):		22 February 2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	5.78%	0.18%	5.96%	181,232,051
Position of previous notification (if applicable)	5.73%	0.19%	5.92%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rights		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB00BHJYC057		10,485,578		5.78%

SUBTOTAL 8. A	10,485,578		5.78%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Stock Loan			331,890	0.18%

		SUBTOTAL 8. B 1	331,890	0.18%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdate	Exercise/Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)
X
Name xv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

The Crosby Company of New Hampshire LLC *
Crosby Advisors LLC

FMR LLC
FIAM Holdings LLC
FIAM LLC

FMR LLC
FIAM Holdings LLC
Fidelity Institutional Asset Management Trust Company

FMR LLC
Fidelity Management & Research Company
FMR Co., Inc.	5.03%	0.18%	5.21%

FMR LLC
Fidelity Advisory Holdings LLC,
Strategic Advisers LLC

10. In case of proxy voting, please identify:
Name of the proxy holder	N/A
The number and % of voting rights held	N/A
The date until which the voting rights will be held	N/A

11. Additional information
* The Crosby Company of New Hampshire LLC is not a wholly owned subsidiary of FMR LLC. However due to the common control of FMR LLC and The Crosby Company of New Hampshire LLC, holdings have been aggregated for the purpose of this disclosure.

Place of completion	Dublin
Date of completion	22 February 2019

 Exhibit No: 99.6

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

InterContinental Hotels Group PLC (the "Company") has been notified that on 22 February 2019 the following shares were transferred, pursuant to the vesting of shares under the Company's Annual Performance Plan, following adjustments for tax and social security withholdings, to the following PDMRS:

Name of PDMR	Number of shares transferred
Ranjay Radhakrishnan	10,319
Claire Bennett	9,152

The transaction notification for each PDMR can be found below. This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ranjay Radhakrishnan
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	10,319
d)	Aggregated information - Aggregated volume - Price - Aggregated total	10,319 Nil consideration Nil consideration
e)	Date of the transaction	2019-02-22
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Claire Bennett
2	Reason for the notification
a)	Position/status	Chief Marketing Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Shares transferred pursuant to the vesting of shares under the Company's Annual Performance Plan, following adjustments for tax and social security withholdings
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	9,152
d)	Aggregated information - Aggregated volume - Price - Aggregated total	9,152 Nil consideration Nil consideration
e)	Date of the transaction	2019-02-22
f)	Place of the transaction	Outside a trading venue

Exhibit No: 99.7

InterContinental Hotels Group PLC

Person Discharging Managerial Responsibility ("PDMR") Shareholding

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Daria Turner
2	Reason for the notification
a)	Position/status	PCA of George Turner, Chief Commercial and Technology Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BHJYC057
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£46.13	10,000
d)	Aggregated information - Aggregated volume - Price - Aggregated total	10,000 £46.13 £461,300.00
e)	Date of the transaction	2019-02-22
f)	Place of the transaction	XLON

Exhibit No: 99.8

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 28 February 2019, its issued share capital consists of 187,717,720 ordinary shares of 20 340/399 pence each, of which 5,684,427 ordinary shares are held in treasury following a transfer of 801,242 ordinary shares from the Company's treasury account to the Trustees of InterContinental Hotels Group Employee Share Ownership Trust for no consideration on 19 February 2019. Therefore, the total number of voting rights in the Company is 182,033,293.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
EVP, General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	1 March 2019